Exhibit 99.3

Event Transcript

Scott Platshon

Good morning, everyone. Thank you for joining us for this call and for your interest in the proposed combination of Panacea, a special purpose acquisition company, and Nuvation Bio.

Joining us today are Oleg Nodelman, the founder of EcoR1 and CEO of Panacea, and Dr. David Hung, Founder and CEO of Nuvation Bio.

As this will be a listen only call, we encourage you to have today’s press release available, which includes additional details on the proposed transaction. You can find the release and the presentation that we will use during today’s event at NuvationBio.com.

Before we begin, I'd like to remind you that various remarks that we make on this call that are not historical, and include forward looking statements, include those related to:

●	The successful combination of Panacea and Nuvation Bio;

●	The cash resources, plans and prospects of the combined entity;

●	The success of the various programs as they reach the clinic and beyond;

●	Market opportunities; and

●	Future products, approvals, our product pipeline and the timing thereof.

Commentary on these topics constitutes forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act.

It is difficult to accurately predict success in the clinic and therefore our actual results could differ materially from our guidance. We refer you to our Form S-4 registration statement that will be filed in the coming days and available on the SEC’s web site and, in particular, to the section or sections titled Risk Factors, for additional information on factors that could cause actual results to differ materially from our current expectations. These forward-looking statements speak only as of the date hereof.

With that, I will turn the call over to Oleg Nodelman, Oleg?

Oleg Nodelman, Panacea/EcoR1

Thank you, Scott.

Over the last 8 years, my team and I have had the distinct privilege of investing in some of the most innovative biotechnology companies that have discovered and delivered important drugs to patients. In forming Panacea, our first SPAC platform, we were joined by many of our distinguished peers in the sector and entrusted with a formidable task – to find a premier partner. In all our years investing in the sector, we have identified a number of factors that make up the pillars of a successful biotechnology company, and a process to help shepherd great technologies and entrepreneurs so that innovative drugs have as high a probability as possible to get to patients.

Those factors include a deep pipeline, a platform technology or discovery engine that could enable success to be replicated over and over, an exceptional management team, clinical targets that address large patient populations not sufficiently treated by current standards of care, and a level of capitalization that eliminates the need for serial financings and allows the executives to focus on innovation and regulatory success instead of raising money every year. With Panacea we looked to partner with and build on an ideal biotech enterprise, best suited for multiple wins and value creation over the long term.

With that in mind and after considerable analysis, we zeroed in on Nuvation Bio. EcoR1 had invested in its series A and, although it was still in stealth mode, it was already making waves. Those pillars I mentioned are exactly what we recognized in Nuvation Bio. It’s a company founded and led by a proven entrepreneurial CEO who was responsible for developing and bringing to patients one of the most successful prostate cancer medicines of all time. Each of its programs is designed to target multiple cancers, and all of its investigational compounds are based on validated targets that are biologically active and enhance proven compounds and their clinical applications. We believe this de-risked pipeline strategy will result in more shots on goal and a higher success rate. Nuvation Bio is also backed by a syndicate of blue chip investors – smart money funds that recognize what it takes to succeed. We all believe that Nuvation Bio has the pipeline and people to develop multiple oncology medicines that will provide true medical breakthroughs for patients.

Before I turn the call over to Nuvation Bio Founder and CEO Dr. David Hung to introduce the company, team and exciting programs in its pipeline, I want to say a few words of introduction for those of you not familiar with his former ventures. David has more than 15 years of experience as a leader in the biopharmaceutical industry and has an amazing proclivity as a drug hunter. In 2003, David founded Medivation and as CEO raised a total of $433 million in public offerings over the life of the company. David identified, in-licensed and led bench-to-bedside development of enzalutamide, or Xtandi, for advanced prostate cancer. Xtandi was taken from first in vitro laboratory experiment to FDA approval in seven years, one of the fastest development timelines in pharmaceutical history. He also identified and in-licensed into Medivation the PARP inhibitor talazoparib and led the Phase 3 development, which resulted in FDA approval of this medicine, which is now marketed as Talzenna for the treatment of breast cancer.

Some of you may not be aware that Medivation went public via a SPAC vehicle many years before SPACs’ became a mainstream pathway for biotech companies to access the public markets. Medivation was the most successful biotech SPAC in history, providing investors with a return on investment of 21,000%. The company brought two therapies – Xtandi and Talzenna – to patients with less than half the amount of money that Nuvation Bio will have. In 2016, Medivation was sold to Pfizer for $14.3 billion in an all-cash deal, one of the largest biopharma sales ever by a founding CEO.

With that, I will turn the call over to David, who will tell you about his vision, the team and programs that represent Nuvation Bio today.

David Hung, Founder and CEO, Nuvation Bio

Thank you, Oleg, for the introduction, and welcome everyone to today’s call. I am excited to have the opportunity to discuss Nuvation Bio as we now exit stealth mode. Nuvation Bio is a company that has the potential to tackle some of the greatest needs in oncology by developing differentiated and novel therapeutics. My vision for the company is to significantly change the practice of oncology by developing medicines that provide truly meaningful improvements in survival and quality of life for people with cancer.

And I’ve created the team that I believe can achieve that vision. In founding Nuvation Bio in 2018, my goal was to hire the very best – from the executives to the scientists and all other positions across the organization. I’m proud to be working with a management team that has broad expertise and a successful track record of discovering and developing new medicines. Several of our key roles are held by former colleagues at Medivation, and others are held by equally extraordinary people from other ventures, but the common denominator among all of our employees is a shared passion and absolute commitment to developing the best possible therapies for patients and the willingness to think big and actively welcome and solve significant challenges in order to get there. We are all of the mindset that we can only go as far as we dream, and that life is too short not to dream big. Patients don’t need more medicines. They need better medicines. Delivering that to patients is our common goal at Nuvation Bio.

Among our key C-suite executives are the following:

●	Dr. Sergey Yurasov is our Chief Medical Officer. Sergey has held positions at Roche, Eli Lilly, Clovis Oncology, and Immune Design. At Eli Lilly, he was a lead physician for the FDA filing of Cyramza for patients with non-small cell lung cancer, and at Clovis Oncology, he led the clinical development group during the FDA filing of Rubraca for patients with ovarian cancer. He was most recently Chief Medical Officer at Immune Design, a publicly traded company acquired by Merck in 2019, where he oversaw clinical and regulatory development of several oncology drug candidates.

●	Dr. Gary Hattersley is our Chief Scientific Officer. He was previously at Millennium Pharmaceuticals and Radius Health. At Radius, he was a founding scientist and supported the clinical development and NDA submission of Tymlos, which was approved by the FDA for the treatment of patients with osteoporosis at high risk of fracture. He also supported the development of several oncology drug candidates.

●	And stay tuned for an exciting announcement from us in the coming days about Jennifer Fox joining us as CFO.

We also have a very strong Board of Directors, chaired by Dan Welch, who has 40 years of experience developing medicines and was Chairman and CEO of InterMune until its acquisition by Roche. Our Board members have a broad range of expertise, including public company management and financial and product development.

Since Nuvation Bio’s inception in 2018 and our Series A investment last year, we have raised about $275 million through equity financings with exceptional institutional investors that appreciate the innovation and promise of our drug development programs and who share our discipline, approach and vision of delivering our differentiated and novel therapies to cancer patients. Those investors include, Aisling Capital, The Baupost Group, Boxer Capital, Citadel, Oleg and his team at EcoR1, Fidelity, Omega Funds, Perceptive Advisors, and Redmile, among others.

As I mentioned, our strategy is to find the best way to tackle cancer, hitting it from many different angles. We have created a deep pipeline of six novel and mechanistically distinct early-stage oncology programs, each targeting multiple difficult-to-treat cancers. Our programs include a cyclin-dependent kinase, or CDK, inhibitor program; a BET or bromodomain and extraterminal motif protein inhibitor program; a WEE1 inhibitor program; an adenosine A2A receptor inhibitor program; and a drug-drug conjugate, or DDC, platform that to date has produced programs targeting cancers that express the androgen and estrogen receptors. From these programs, we have invented and are developing investigational compounds, each of which was designed to be active in cancers in which current therapies have failed or are otherwise inadequate. All of these discoveries were made by either myself, my former head of chemistry at Medivation, or the team of chemists which we worked with at Medivation for a decade and are wholly owned and controlled by Nuvation Bio.

Let me take you through our six programs and the important patient populations we’re looking to address.

First, is our CDK or cyclin dependent kinase inhibitor program. Our lead investigational compound is a selective small molecule inhibitor of CDK2/4/6 called NUV-422. CDK4/6 inhibitors are well known clinical entities with proven efficacy, but cancer cells can evade these treatments by increasing signaling through CDK2. Inhibition of CDK2 in addition to CDK4/6 cuts off one of the tumor’s most important natural escape routes. We designed NUV-422 to be a potent inhibitor of CDK 2, 4 and 6, while avoiding CDK1 inhibition, which can be associated with toxicity. The FDA accepted our Investigational New Drug application, or IND, for NUV-422, and we plan to begin enrolling patients with high-grade gliomas in a Phase 1/2 study by the first quarter of 2021. Recurrent high-grade gliomas, including glioblastoma multiforme, or GBM, are known to have significant alterations of CDK function. Based on this data, we believe that NUV-422 has the potential to offer significant clinical benefit to patients with high-grade gliomas, a devastating cancer for which treatment options are extremely limited. This will be our first human trial of a compound derived from our deep pipeline. We anticipate reporting topline data from the Phase 1 part of this study in 2022.

We believe that a CDK2/4/6 inhibitor that avoids CDK1 inhibition can bring greater benefit to a broader oncology patient population, and we plan to focus the NUV-422 clinical program on areas of greatest need in oncology – high-grade gliomas, including GBM; tumors that frequently metastasize to brain like breast cancer; hormone receptor-positive metastatic breast cancer; and metastatic castration-resistant prostate cancer.

Second, is our BET program. BET stands for bromodomain and extra terminal motif proteins. These proteins are epigenetic transcriptional regulators of many genes including many oncogenes like c-myc. C-myc is a particularly important oncogene as it has been implicated in playing a role as a growth promoter in up to 70% of cancers. Because it has been difficult to generate therapeutic agents against the protein encoded by c-myc, inhibition of BET proteins which in turn regulate c-myc is considered an exciting potential alternative to inhibiting the actions of c-myc. Our investigational therapeutic candidate NUV-868, is a highly selective inhibitor of BET. We plan to initially target patients with acute myeloid leukemia, or AML, and/or potentially other c-myc driven tumors.

NUV-868 specifically inhibits the protein BRD4, a key member of the BET family that regulates proteins that control tumor growth and differentiation. In inhibiting BRD4, several factors are important to consider. Inhibition of the BD2 subdomain of BRD4 appears to be important in achieving efficacy. However, excessive inhibition of the BD1 subdomain of BRD4 has been associated with toxicity. Some first-generation BET inhibitors that inhibit BD2 only 1.5-5 fold better than they inhibit BD1 have been associated with significant toxicities, especially in the gut and bone marrow. NUV-868 inhibits the BD2 subdomain of BRD4 almost 1,500 times more potently than it does the BD1 subdomain, which we believe will improve both the efficacy and tolerability of our candidate. We plan to submit an IND for NUV-868 next year and initiate Phase 1/2 trials in patients with AML and/or c-myc driven tumors in the first half of 2022.

Third, is our WEE1 inhibitor program and our investigational compound NUV-569. This is a differentiated selective inhibitor of WEE1 kinase, an important regulator of DNA damage repair. When cancers are treated with radiation and certain chemotherapies, their DNA becomes damaged. If tumors replicate their damaged DNA before they have time to fix it, they will kill themselves. Accordingly, cancers invoke an endogenous checkpoint called WEE1 which can signal to a dividing cancer cell to pause replication to allow time for damaged DNA to be repaired. This is one of the reasons that radiation and chemotherapies are not more effective in cancer treatments. Inhibition of this WEE1 kinase can cause a tumor cell to divide before it has finished repairing its DNA, causing catastrophic DNA damage and programmed cell death. Because WEE1 inhibition is synergistic with DNA damaging therapies, we believe NUV-569 could target a wide range of cancers for which radiation and chemotherapies are widely used but are not sufficiently effective.

We have designed NUV-569 to reduce off-target effects by improving its kinase selectivity, which may increase its therapeutic window. We intend to submit an IND for NUV-569 in the second half of 2021 and initiate Phase 1/2 trials in patients with pancreatic cancer in 2022.

Fourth, is our adenosine receptor program that targets the A2A adenosine receptor, which plays multiple critical roles in human physiology and pathophysiology including anti-cancer immunity. Accumulation of adenosine in the tumor microenvironment may be a critical factor in limiting the activity of currently available immuno-oncology drugs including anti-PD1/PD-L1 drugs and anti-cancer chimeric T cells. Thus, targeting the adenosine receptor may overcome this blockade, leading to improved anti-cancer activity in tumors that are resistant to immuno-oncology drugs and T cell therapies.

Fifth and sixth, are two programs resulting from our DDC platform, a novel therapeutic approach within the drug-conjugate class of anti-cancer therapies – the small molecule equivalent of antibody-drug conjugates, or ADCs. ADCs are effective treatments in oncology with nine medicines approved by the FDA. We believe our DDC candidates could expand the therapeutic potential of the drug-conjugate class because they have inherently differentiated properties and potential significant advantages over ADCs. For example, DDCs may be hundreds of times smaller than ADCs which give them the potential for oral dosing and the ability to cross cell membranes and recognize intracellular targets, which form the majority of cancer cell targets. Furthermore, being small molecules rather than proteins, they are simpler and less costly to manufacture.

Our DDC platform is designed to selectively deliver potent targeted therapeutics to cancer cells to exert greater toxicity against those target cells than against healthy non-target tissues. We have accomplished this by synthetically fusing an anti-cancer small molecule drug to a second small molecule that selectively binds distinct receptors preferentially expressed in cancer cells. These tissue-specific receptors concentrate the targeted drug in cancer cells but may also magnify the effects of the drug in those cells, while avoiding some of the adverse effects commonly seen with many cancer drugs such as bone marrow suppression and gastrointestinal toxicity.

Our first DDC program is targeting prostate cancer and involves fusing a PARP inhibitor with a small molecule androgen receptor, or AR, binder. AR expression is significantly higher in prostate cancer than in the gut and bone marrow, which are the sites of the major toxicities associated with FDA-approved PARP inhibitors. By fusing a PARP inhibitor to an AR-targeting drug, we believe that we might be able to achieve better on-target anti-cancer effects in cancers that highly express AR like prostate cancer as well as lower off-target adverse effects compared to commercially available non-specific and non-targeted agents.

This targeted approach to prostate cancer could potentially be broadly applicable, ranging from the treatment of patients with heavily pre-treated metastatic castration resistant prostate cancer to those newly diagnosed with early-stage prostate cancer. In the early cancer setting, we believe that a PARP-AR DDC could potentially even be a pharmacologic alternative to surgical prostatectomy and ablative radiation approaches, which are associated with adverse effects because they damage the prostate and surrounding nerves and vascular structures.

Our second DDC program is focused on breast and ovarian cancers and involves fusing a PARP inhibitor to an estrogen receptor, or ER-, targeting small molecule. ER expression is more prevalent in certain female-associated cancers like breast and ovarian. We may be able to achieve better on-target anti-cancer effects and lower off-target adverse effects with our ER-targeted PARP inhibitor DDC than current non-specific and non-targeted PARP inhibitors. We believe that our ER-targeted DDC could potentially be broadly applicable, ranging from treatment of advanced to early-stage breast and ovarian cancers. We intend to nominate our first DDC target by the second half of 2022.

Our oncology therapeutics have demonstrated, in preclinical studies, significant improvements over current standard of care therapies in some of the most difficult to treat cancers. Some of that data will be included in the S4, which we urge you to review once it is filed.

We retain worldwide rights to all the programs in our pipeline. We have a broad intellectual property portfolio comprised of 2 issued U.S. patents, over 20 pending U.S. patent applications, over 15 pending Patent Cooperation Treaty patent applications, and over 40 pending foreign patent applications with expected expirations, excluding any patent term extensions, between 2038 and 2041.

In summary, despite all of the advances in oncology that have been made over the last several decades, many types of cancer remain difficult to treat. Some cancers such as brain and pancreatic cancers even today have extremely limited treatment options. Others cancers like prostate, breast and ovarian can quickly become resistant or refractory even to current standard of care therapeutics. We need to solve the problem of drug resistance, make sure patients have more durable responses, and develop medicines that are well tolerated to maintain patients’ quality of life.

At Nuvation Bio, our team knows a lot about this. We have considerable insight into how therapies work but also why they fail. We have leveraged this experience to find new ways to solve problems of drug resistance, duration of response and side effects. Our team of chemists has been working around the clock for two years, screening thousands of molecules for activities that will be differentiated and improved from current standard of care therapeutics. Through our cutting-edge and innovative programs, we are developing novel therapies that target new ways of treating cancer with the goal of making meaningful improvements in the survival and quality of life of patients with cancer. That’s why I founded Nuvation Bio.

To recap:

●	We have created a broad pipeline of programs developed in-house that are addressing some of the largest opportunities in oncology where conventional therapies have failed and patients are still underserved. We are targeting cancers that represent the highest medical need and as such present an opportunity for the fastest approval pathways.

●	We have generated a great deal of differentiated preclinical data that has given us an increased sense of urgency to move six of our programs into the clinic. All of our programs have generated preclinical data showing significant potential benefits over current standards of care.

●	Our first program is heading to the clinic by early next year. The FDA accepted our IND for NUV-422 for brain tumors, and we anticipate submitting up to five additional INDs by 2026 for therapies targeting the most difficult-to-treat solid tumors and hematologic cancers.

●	With our differentiated therapies, focused on achieving significant improvements over the current standards of care, rather than just marginal improvements, we seek to establish best-in-class performance with each of our programs.

●	And we have assembled a team of proven scientists and biotech executives who have been successful in bringing oncology medicines to patients.

We’re very excited about the proposed merger and our public debut. At closing, we will have more than $850 million in capital, twice the capital that we raised at Medivation and with which we were still able to run development programs that led to the FDA approval of one of the world’s leading prostate cancer therapeutics, as well as another novel therapeutic for the treatment of breast cancer. We believe that the capital we will have at Nuvation Bio will give us the ability to carry out our mission of simultaneously developing and delivering new oncology medicines that will improve survival and quality of life for patients who have some of the most aggressive and refractory cancers.

Thank you all for tuning in. I look forward to communicating with you in the coming weeks and months as we complete this merger and, more importantly, take on some of the most important challenges in oncology today.

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